NEWS RELEASE
April 21, 2005	Toronto Stock Exchange
TSX Symbol: MED

MEDITERRANEAN EXPLAINS TRADING SUSPENSION BY SECURITIES COMMISSIONS

Mediterranean Minerals Corp. (the "Company") announces that as a result of not filing its December 31, 2004 year-end audited financial statements by March 31, 2005 it has been notified by the British Columbia, Alberta and Ontario Securities Commissions that as of April 20, 2005 the Company is subject to an issuer cease-trade order which is to stay in effect until the required record is filed. The Company expects to pay its auditors and enable the filing of its 2004 financial statements by May 15, 2005.

ON BEHALF OF THE BOARD

"Peter Guest"
604-669-3397
Peter J. Guest - President and CEO	www.med-min.com